# AllPeople

Technology Retail Social Impact Product Sustainability

## The online marketplace for responsible shopping and giving back.

ALLPEOPLE.CO SAN LUIS OBISPO CALIFORNIA





*88% of consumers want brands to help them be more socially and environmentally responsible; 68% of eco-conscious consumers are willing to pay a premium for reduced environmental impact. It's imperative that businesses become more responsible, so we are committed to play our role in facilitating this social movement and meeting consumer demands.*

**William Wollrab** Founder @ AllPeople

### Why you may want to support us...

1. 🌎 Independently-vetted, eco-friendly and socially responsible products
2. 🌎 Carbon-neutral shipping
3. 🌎 5% giveback to customer's nonprofit of choice (10x more than AmazonSmile)
4. 🌎 Lean business model, with reduced overhead costs and improved margins for greater impact

WE'VE RAISED $11,619 SINCE OUR FOUNDING

## Our team

AND OUR MAJOR ACCOMPLISHMENTS



**William Wollrab**

Founder



**Lee Sweatt**

Strategic Equity Advisor

*Lee is primarily involved with Equity Fundraising and Equity Compensation for start-up and early stage corporations for the last 5 years. Lee founded EquityAPI to provide his financial expertise to the start-up and early stage companies.*



**Neshat Soofi**

Consultant

*Purpose driven leader with broad experience in the CPG industry; with a diverse and successful career working at startups to some of the top Fortune 500 companies.*



**Brian Dolan**

Consultant

*15+ year veteran of the brand marketing world with experience managing over 30 brands across 20+ categories in various leadership positions at Unilever, Johnson & Johnson, Reckitt Benckiser & Capital One.*



**Ricardo Cardenas**

Consultant

*Rick Cardenas' experience in marketing research stretches from consulting work with non-profits in the mental health industry, to consumer insights roles with Fortune 500 brands such as Disney.*

## Downloads

AllPeople Deck .pdf

# The Story of AllPeople

Our climate is changing, seas are rising, natural resources are being diminished, and our economy is becoming growingly unfair and unequal due to irresponsible business. Consumers are becoming growingly mistrustful and disgruntled seeing all this, and are rapidly shifting their purchasing power towards brands that support our society and environment, rather than exploit it.

AllPeople's founder, Bill Wollrab, recognized these societal needs and changes in consumer behavior, along with accelerating growth in the e-commerce space and the demonstrated power of technology to empower social change. He wondered why he hadn't seen an online marketplace yet that addresses the serious issues of climate change and income inequality, while providing a platform to support social good. This is where AllPeople was born.

AllPeople is the online marketplace for conscious consumers that want to shop responsibly, while giving back to the causes they support. AllPeople curates an online marketplace of independently-verified and carefully vetted socially and environmentally responsible products, while aiming to empower social and environmental change with our carbon-neutral shipping and 5% giveback on every purchase to the customer's nonprofit of choice (10x more than AmazonSmile).

AllPeople was started by seasoned entrepreneur, Bill Wollrab, and brought to reality with the help of 80 students from 40 universities across the United States including Stanford, the University of Chicago, MIT, Wharton Business School, and UCLA to not only provide insight and strategy to what younger consumers desire today, but also to help develop the e-commerce platform that AllPeople rests on. Since it's inception, AllPeople has also enlisted a dynamite team of strategic advisors and Board members with educational pedigrees from the Ivy League, University of Michigan, and Georgetown, coupled with their experience working with S&P 500 firms across the CPG and e-commerce space.

Democratizing our economy with more equitable ownership structures is in direct alignment with AllPeople's values. It is that reason why we chose to launch an equity crowdfunding campaign on WeFunder. We look forward to our equity investors joining us as we bring this mission-driven online marketplace to the masses.

# Investor Q&A

− COLLAPSE ALL

**What does your company do?**

AllPeople is the online marketplace for socially and environmentally responsible shopping. On top of being a trusted destination for the conscious consumer, we plan to give back 5% on every purchase to a nonprofit of the customer's choice and provide carbon-neutral shipping on every order.

**Where will your company be in 5 years?**

We hope to be the singular gateway wherein socially and environmentally responsible consumers, businesses, and charities collaborate. These entities will use our platform to come together and create a better world, and we will be imperative in bringing them together. As we grow, we plan to provide our customer's with a greater variety of product offerings, in addition to services eventually.

**Why did you choose this idea?**

88% of consumers want brands to help them be more socially and environmentally responsible; 68% of eco-conscious consumers are willing to pay a premium for reduced environmental impact. It's imperative that businesses become more responsible, so we are committed to play our role in facilitating this social movement and meeting consumer demands.

**Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?**

People in our country increasingly feel mislead, disempowered, and divided. Carbon emissions and pollution are destroying our environment. Consumers recently have become more informed and demanding changes with their purchasing power. Generation Z and younger generations are beginning to enter the consumer market with the greatest social and eco-conscious demands as consumers. AllPeople is stepping in to help facilitate consumers rightful shift in consumer behavior towards brands that restrengthen our society and environment.

**How far along are you? What's your biggest obstacle?**

We are in our early stages but are confident we will grow with our business model. Our biggest obstacle is the current consumer behavior and habits regarding pricing. However, we will overcome this obstacle with the economically efficient supply chain brought forth by our drop shipping model and our authentic ideology to which our customers will feel emotionally attached.

Additionally, we must create a native iOS and Android app to foster enhanced consumer engagement.

**Who competes with you? What do you understand that they don't?**

Though our competitors include famed marketplaces such as Amazon and Walmart, these companies do not offer a mission-driven model. Rather, their singular goal is to produce the highest returns for their institutional investors. We recognize that people are beginning to change the way they think about corporations. Because social responsibility is a key tenet of our mission, AllPeople ultimately stands out to customers as a more appealing option.

### How will you make money?

AllPeople currently operates a drop-shipping model, and money will be made on the purchases of our wholesale priced, carefully curated brand-name products. This model allows us to significantly reduce traditional overhead costs of fulfillment and warehousing that competing online marketplaces have. Further, we have a unique business model where our nonprofit partner member bases use our marketplace as a fundraising tool (through the 5% give back program), which fuels our customer acquisition and retention - allowing us to reduce the need for paid advertising.

By utilizing the 5% giveback commitment to our non-profit and NGO partners, we have curated partnerships with these non-profit and NGO member groups that should completely eliminate the need for traditional Paid advertising. Traditional paid advertising averages around 20-30% of Revenues. Since we have built partnerships with the NGOs and Non-Profits to provide access to their members in exchange for the 5% giveback commitment, we believe the savings from traditional paid advertising will directly flow through to the bottom line.

### How will you keep prices low?

As mentioned above, AllPeople's nonprofit partner program will allow us to have far lower costs for acquiring customers and reduce the need for large paid advertising budgets, which typical online marketplaces have and ultimately the customer ends up paying for. Our drop-shipping model with wholesale prices also allows us to sell products with competing margins, while having the additional advantage of very low fulfillment and warehousing costs (since we don't operate fulfillment centers, unlike Amazon and Walmart). In addition, our increased bargaining power as we grow will lead to improved margins and a further reduction in costs.

### How do you measure progress?

We do not base our company's progress on increased sales and customers. Rather, we base our progress on our social impact. We measure this through case studies from our partner nonprofits and through concrete numbers regarding our environmental impact, measured through partners such as Carbon Lighthouse.

### How do you convince customers to make the switch to AllPeople?

We will stand out to customers with our disruptive, unique business model and social movement which resonates with the growing trend of socially and environmentally responsible consumers. Customers will be even more convinced through and impressed by our authentically customer-centric business model.

Integration and shared content creation between our NGO and non-profit partners will be crucial

### Who are your customers?

Our customers are socially and environmentally responsible and conscious consumers. This could encompass anyone from a college student passionate about AllPeople's mission, to a busy mom who is eager to give back to charity she supports while doing the online shopping she already does.

### Why do you have an advantage over other Ref CF Campaigns?

Equity crowdfunding is the means by which our promise of AllPeople's communal ownership holds true. Democratizing our economy and creating more equitable ownership structures through equity crowdfunding directly aligns with our mission-driven online marketplace. We are confident equity crowdfunding investors will resonate well with our mission and see the tremendous market opportunity (and social need) for a more fair, sustainable and responsible online marketplace.